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ARTS-GS	Articles of Incorporation of a General Stock Corporation

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

FILED JAW
Secretary of State
State of California
SEP 0 2 2016

2CC

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is UBIQUITOUS MARKETPLACE SYSTEM, INC.

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. Do not list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. HO-HYUN LEE
Agent's Name

b. 2933 BENTON ST. — SANTA CLARA — CA 95051
*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* — *City (no abbreviations)* — *State* — *Zip*

Corporate Addresses

④ a. 2933 BENTON ST. — SANTA CLARA — CA 95051
Initial Street Address of Corporation - Do not list a P.O. Box — *City (no abbreviations)* — *State* — *Zip*

b. 4320 STEVENS CREEK BLVD. #129 — SAN JOSE — CA 95129
Initial Mailing Address of Corporation, if different from 4a — *City (no abbreviations)* — *State* — *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Business Oversight. For more information, go to www.dbo.ca.gov or call the California Department of Business Oversight at (866) 275-2677.)

⑤ This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 20000000.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

[signature] — MARK LEE
Incorporator - Sign here — *Print your name here*

Make check/money order payable to: **Secretary of State**	***By Mail***	***Drop-Off***
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814